UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Results of General Meeting, dated 29 April 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

29 April 2019
Micro Focus International plc

Results of General Meeting

Micro Focus International plc ("Micro Focus" or "the Company", LSE: MCRO.L, NYSE: MFGP) is pleased to announce that, at the General Meeting of the Company's shareholders held earlier today, the resolution proposed to approve the B Share Scheme and to amend the Company's articles of association (the "Resolution") was duly passed on a poll vote.

The full text of the Resolution is shown in the notice of the General Meeting set out in the circular sent to Shareholders on 1 April 2019 and full details of the votes received from the Company's shareholders for the Resolution will be available on our website at www.microfocus.com.

A copy of the Resolution will be submitted to the National Storage Mechanism, where it will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

Completion of the B Share Scheme is expected to occur later today. The Share Capital Consolidation is conditional upon Admission and is expected to take effect at 8.00 a.m. (UK time) on 30 April 2019, in respect of the Ordinary Shares and 9.30 a.m. (New York City time) on 30 April 2019 in respect of the ADSs, the Business Day following the redemption of the B Shares.

Application has been made for the admission of 371,641,408 New Ordinary Shares to be listed on the premium listing segment of the Official List of the UK Listing Authority and to be admitted to trading on the Main Market of the London Stock Exchange, comprising 343,275,832 New Ordinary Shares to be listed with voting rights, 19,535,213 New Ordinary Shares that will be held in treasury and a block listing of 8,830,363 New Ordinary Shares to be issued by the Company from time to time.

Please note that hard copies of the company's latest complete audited financial statements can be obtained free of charge by request to company.secretary@microfocus.com and are also available at www.microfocus.com.

Undefined capitalised terms have the same meanings as defined in the announcement on 1 April 2019.

For further information, please contact:

Enquiries:

Micro Focus                                                                                                                                                                                                                              Tel:+44 (0) 1635 32646
Kevin Loosemore, Executive Chairman

Stephen Murdoch, Chief Executive Officer

Brian McArthur-Muscroft, Chief Financial Officer

Tim Brill, IR Director

Numis (Corporate Broker and Financial Adviser)                                                                                                                                                                Tel: +44 (0) 20 7260 1000

Simon Willis

Tom Ballard

Jonathan Abbott

Powerscourt                                                                                                                                                                                                                              Tel:+44 (0) 20 7250 1446

Elly Williamson

Celine MacDougall

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of Micro Focus.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 April 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer